WHIRLPOOL CORPORATION
2000 North M-63
Benton Harbor, Michigan 49022-2692

November 18, 2005

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Whirlpool Corporation
Form S-4 Registration Statement (File No. 333-128686)

Ladies and Gentlemen:

        Whirlpool Corporation (the "Company") hereby respectfully requests that the effective date of the Company's Registration Statement on Form S-4 (File No. 333-128686) (as amended through the date hereof, the "Registration Statement") be accelerated so that it becomes effective at 10:00 a.m., Eastern Time, on Monday, November 21, 2005 or as soon as reasonably practicable thereafter.

        The Company hereby acknowledges the following:

  1.
  Should the Securities and Exchange Commission (the "Commission") or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  2.
  The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  3.
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

        Please call Ellen J. Odoner at (212) 310-8438 or Cinthia J. Trajtenberg at (212) 310-8074 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement.

Very truly yours,
WHIRLPOOL CORPORATION
By:	/s/ DANIEL F. HOPP
	Name:	Daniel F. Hopp
	Title:	Senior Vice President, Corporate Affairs and General Counsel